Battalion Oil Corporation

Two Memorial City Plaza

820 Gessner Road, Suite 1100

Houston, Texas 77024

October 11, 2024

VIA EDGAR

Blake Grady
Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Battalion Oil Corporation
Schedule 13E-3/A filed October 3, 2024
File No. 005-79873
Preliminary Proxy Statement Amendment No. 3 filed October 3, 2024
File No. 001-35467

Dear Mr. Grady:

Thank you for your letter dated October 10, 2024, addressed to the undersigned, Matthew Steele, Chief Executive Officer of Battalion Oil Corporation (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Schedule 13E-3/A filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2024 (the “Schedule 13E-3/A”) and the Preliminary Proxy Statement Amendment No. 3 filed with the Commission on October 3, 2024 (the “Amended Preliminary Proxy Statement” and, together with the Schedule 13E-3/A, the “Filings”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Filings carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. In addition, we are concurrently filing amendments of the Filings to incorporate our responses to the Staff’s comments.

Schedule 13E-3/A filed October 3, 2024; Amended Preliminary Proxy Statement filed October 3, 2024

General

1.	On page 133, “LSP Generation, LLC” appears to refer to “LSP Generation IV, LLC.” As one additional example only, refer to the use of “LSP Generation” on page 134, which term is not defined and may also refer to LSP Generation IV, LLC. Please revise throughout or advise.

Response: We have revised the Amended Preliminary Proxy Statement throughout to clarify that LSP Generation refers to LSP Generation IV, LLC.

Financing of the Merger, page 90

2.	On page 68 you state that “[o]n September 24, 2024, Meritz sent Parent an executed commitment letter extension extending the commitment period under its debt commitment letter from October 31, 2024 to December 31, 2024, which Parent then sent to Company management.” However, debt financing provided by Meritz – which term is not defined – is not disclosed under the caption “Debt Financing” on page 91. Please revise or advise.

Response: AI Partners Asset Management Co. is an asset management company that is affiliated with Meritz Securities Co. Ltd. and will manage the debt and equity investments by Meritz in the Parent. We have revised the Amended Preliminary Proxy Statement throughout to address the Staff’s comment.

3.	Refer to our previous comment. Exhibit D to Exhibit 99.(b)(ii) to the Schedule 13E-3/A is a commitment letter issued by Meritz Securities Co. Ltd to AI Partners Asset Management Co., Ltd. related to this transaction. In addition, page 91 of the proxy statement states that AI Partners has committed to provide Parent with debt financing in the principal amount of $100 million. Disclose how, if at all, Meritz and AI Partners are related.

Response: Please see our response to the prior comment.

4.	Refer to our previous comment. Schedule B on page A-172 appears to suggest that Meritz will be providing $15 million of equity financing, in addition to providing debt financing. However, such equity financing is not disclosed on page 90 under the caption "Equity Financing." Please revise or advise.

Response: The $15 million commitment from Meritz to provide equity financing is for post-closing working capital. It is not a part of the financing for the Merger.

5.	Refer to your disclosure on page 90 that “Parent has entered into binding subscription agreements … with Equity Financing Sources A, B and C providing commitments for the entire amount of the Parent Common Equity Investments.” Please disclose the identities of such financing sources, both here and in the "Background of the Merger" section of the proxy statement. See Item 1007(a) of Regulation M-A, which requires disclosure of the “specific sources” of funds or other consideration to be used in the transaction.

Response: We have revised the Amended Preliminary Proxy Statement to disclose the identities of the equity financing sources throughout.

Important Information Regarding the Rollover Sellers, page 130

6.	Provide the disclosure required by Item 1003(c)(2) of Regulation M-A with respect to the persons listed on page 134.

Response: We have revised the Amended Preliminary Proxy Statement to address the Staff’s comment to include the disclosures required by Item 1003(c)(2) with respect to the Gen IV individuals.

* * *

We would like to express our appreciation for your prompt attention to the Filings. If the Staff has comments or questions regarding our responses set forth above, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at 832-538-0300 or our counsel, Ryan H. Ferris or Bruce F. Perce of Mayer Brown LLP at 312-701-7199 or 312-701-7985, respectively, if you have any other comments or questions.

Very truly yours,

/s/ Matthew Steel
Matthew Steel
Chief Executive Officer

cc:	David Plattner
Securities and Exchange Commission

Ryan H. Ferris
Bruce F. Perce
Mayer Brown LLP